SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] n° 07.526.557/0001-00
NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

MATERIAL FACT NOTICE

Ambev S.A. (the “Company”), in compliance with the Brazilian Securities Commission (the “CVM”) Instructions nº 10/1980 and 358/2002 as amended, informs its shareholders and the public that the Company’s Board of Directors has approved, on the meeting held on August 28, 2015, as per the minutes attached herein: (i) the termination of the Share Buyback Program approved in the Meeting of the Board of Directors of the Company held on February 25, 2015 (the “2015.1 Share Buyback Program”). The 2015.1 Share Buyback Program determined the acquisition of up to the limit of 60,000,000 (sixty million) common shares during the period of two-hundred and forty (240) days, beginning on February 26, 2015 and ending on October 23, 2015. Since the 2015.1 Share Buyback Program approval date, the Company repurchased 43,710,127 (forty three million seven hundred and ten thousand one hundred twenty seven) common shares of its own issue for the market prices in the acquisition moments, in the total amount of R$829,201,050.31. The repurchased shares shall be held in treasury for cancellation and/or subsequent disposition. As of the date hereof, the Company holds 35,243,488 (thirty five million two hundred forty three thousand four hundred eighty eight) common shares in treasury;(ii) pursuant to Article 25, “u” of the Company’s Bylaws, Article 30, Paragraph 1, “b” of Law No. 6,404/79 and CVM Instruction No. 10/80, as amended, for the purpose of maximizing the value for the Company’s shareholders through an efficient management of the company’s resources, a new share buyback program, for maintenance in treasury and/or cancellation or subsequent disposition, during the next two-hundred and forty (240) days, ending on April 24, 2016, up to the limit of 60,000,000 (sixty million) common shares, and subject to the threshold of 10% of shares held in treasury, pursuant to Article 3 of the aforementioned CVM Instruction. Currently there are 4,353,658,430 (four billion three hundred fifty three million six hundred fifty eight thousand four hundred and thirty) outstanding common shares issued by the Company pursuant to CVM Instruction No. 10/80. The acquisition shall be performed through a debit to the Capital Reserve account booked in the balance sheet as of December 31, 2014, up to the aggregate amount of eight hundred and fifty million reais (R$850,000,000.00), subject to the provisions of Articles 7 and 12 of CVM Instruction No. 10/80. The following financial institutions will act as brokers for this transaction: (i) Agora CTVM S/A, Praia de Botafogo, 300, Sala 601, E 301, Rio De Janeiro - RJ, CEP 22250-040, (ii) Brasil Plural CCTVM S/A, R. Surubim , 373 Térreo, Conjuntos 01 - Parte e 02 – Parte, São Paulo – SP, CEP 04571-050, (iii) Credit Suisse Brasil S.A. CTVM, R. Leopoldo Couto de Magalhães Junior, 700, 10° andar (Parte) e 12° a 14° andares (Partes), São Paulo – SP, CEP 04542-000, (iv) Deutsche Bank-CV S/A, Av. Brig. Faria Lima, 3900, 13º andar. (Pte), Ed. Birmann, 31, São Paulo – SP, CEP 04538-132, (v) Fator S.A. CV, R. Dr. Renato Paes De Barros, 1.017, 11° e 12° Andares, São Paulo – SP, CEP 04530-001, (vi) Icap Do Brasil CTVM Ltda., Av. das Américas, 3500, Andar 2, Sala 201, 202, 203, 204 Sala 205, 219 e 220, Rio De Janeiro - RJ, CEP 22640-102, (vii) Itaú CV S/A, Av. Faria Lima, 3500, 3º Andar, Parte, São Paulo – SP, CEP 04538-132, (viii) J.P. Morgan CCVM S.A., Av. Brig. Faria Lima, 3.729, 13º Andar (Parte), São Paulo – SP, CEP 04538-905, (ix) Merrill Lynch S/A CTVM, Av. Brig. Faria Lima, 3400, Conjunto 161, Parte A, São Paulo – SP, CEP 04538-132, (x) Renascença DTVM Ltda., Al. Santos, 1940, 12º Andar, São Paulo – SP, CEP 01418-102, (xi) Santander CCVM S/A, Av. Pres. Juscelino Kubitschek, 2041, 2235, Parte, 24º Andar, São Paulo – SP, CEP 04543-011, (xii) UBS Brasil CCTVM S/A, Av. Faria Lima , 4.440 7° Andar Parte, São Paulo – SP,CEP 04538-132, (xiii) XP Investimentos CCTVM S/A, Av. das Américas , 3434, Bloco 7, 2º Andar, Salas 201 a 208, Rio de Janeiro – RJ, CEP 22631-003, (xiv) Itau Securities Inc, 767 Fifth Avenue, 50th Floor, New York - NY 10153, (xv) Agora Securities Corp., Nova Iorque, 110 East 55th Street 18° Andar, New York, Zip Code 10022.

São Paulo, August 28, 2015.

Ambev S.A.

Nelson José Jamel Chief Financial and Investor Relations Officer

EXHIBIT TO THE MATERIAL FACT NOTICE

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A. (the “Company”), held on August 28, 2015, drawn up in summary form

1.      Date, time and venue: On August 28, 2015, starting at 12:00 p.m., at CDD Jacarepaguá, located at Est. do Engenho D' Água, n.o 199, Jacarepaguá, in the city of Rio de Janeiro, RJ.

2.      Participants: Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Luis Felipe Pedreira Dutra Leite, Álvaro Antonio Cardoso de Souza, Paulo Alberto Lemann, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa.

3.      Board: Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.      Resolutions: It was unanimously and unrestrictedly resolved by the Directors who joined the meeting:

4.1.         Preparation of an Extraordinary Balance Sheet. To determine, pursuant to Paragraph 1 of Section 40 of the Company’s By-laws, the preparation of an extraordinary balance sheet as of July 31, 2015.

4.2          Distribution of dividends. Based on the Company’s extraordinary balance sheet dated July 31, 2015, to approve the distribution of dividends in the amount of R$ 0.15 for each share of the Company, to be deducted from the results of the 2015 fiscal year and attributed to the minimum mandatory dividends for the same year. The distribution of dividends will be made without withholding income tax, pursuant to applicable law.

4.2.1. The aforementioned payment shall be made as from September 28, 2015 (ad referendum of the Annual Shareholders’ Meeting), considering the shareholding on and including September 8, 2015, with respect to BM&FBovespa, and September 11, 2015, with respect to the New York Stock Exchange, without any monetary adjustment. Shares and ADRs shall be traded ex-dividends as from and including September 9, 2015.

4.3          Issuance of Debentures. To approve, pursuant to art. 59, paragraph 1 of Law No. 6404, of December 15, 1976, as amended (“Brazilian Corporate Law”), and to the Company's Bylaws, the first 1st issuance of non-convertible debentures, in a single series, unsecured, in the amount of BRL1,000,000,000.00 (one billion reais), on the Issuance Date (as defined below) (“Issuance” and “Debentures”, respectively). Debentures will be subject to public offering with restricted placement efforts, under the Brazilian Securities and Exchange Commission's (“CVM") Instruction no. 476, of January 16, 2009, as amended (“CVM Instruction 476” and “Restricted Offering”, respectively), on a best efforts basis of placement for all Debentures, under the “Private Instrument of the first (1st) Issuance of Non-Convertible Debentures, in a Single Series, Unsecured, for Public Offering with Restricted Placement Efforts, issued by Ambev S.A.”, to be entered into by the Company and the trustee to be engaged by the Company, representing the Debenture holders (“Indenture”). The Issuance will take place also under article 1, item I, of Law no. 12431, of June 24, 2011, as amended (“Law no. 12,431”). The Debentures will also be subject to certain limited marketing efforts to select qualified investors outside Brazil.

4.3.1    To approve the engagement of the lead manager (“Lead Manager”), to perform the restricted public offering of Debentures on a best efforts basis of placement, under the terms and conditions to be agreed between the Company and the Lead Manager in a specific instrument (“Placement Agreement”), and the engagement of international placement agents.

4.3.2    To approve the main characteristics, terms and conditions below for Restricted Offering, Issuance and Debentures: (i) Issuance Number: the Debentures represent the first (1st) issuance for public offering of the Company; (ii) Series Number: Debentures will be issued in a single series; (iii) Issuance Total Value: the Issuance total value will be BRL 1,000,000,000.00 (one billion reais), on the Issuance Date (as defined below); (iv) Quantity of Debentures: one thousand (1000) debentures will be issued; (v) Issuance Date: for all legal purposes and intents, the date in which the Debentures will be issued will be defined in the Indenture (“Issuance Date”); (vi) Nominal Value per Unit: the nominal value per unit of Debentures will be BRL1,000,000.00 (one million reais) (“Face Value”); (vii) Method and Proof of Ownership: Debentures will be registered and book-entry bonds, without the issuance of certificates. The ownership of Debentures will be proved by means of the account statement issued by the bookkeeping agent. Additionally, the account statement in the name of the debenture holder issued by CETIP, for Debentures held electronically in CETIP's custody, will be acknowledged as proof of Debenture ownership; (viii) Convertibility: Debentures will not be convertible into shares issued by the Company; (ix) Term and Maturity Date: Debentures will mature after sixty-six (66) months from the Issuance Date ("Maturity Date"), except in the cases of early redemption, optional acquisition and in case of an Early Maturity Event (as defined below) provided for in the Indenture; (x) Subscription Deadline: in accordance with the requirements to be described in the Indenture, Debentures will be subscribed, at any time, as of the date when offering starts, as per the CVM Instruction 476 and the Placement Agreement; (xi) Payment and Subscription Deadline and Method: Debentures will be subscribed at their Face Value, in case of the first subscription and payment of Debentures ("Date of First Payment"), or at their Face Value plus Remuneration (as defined below), in case of the other payment dates ("Subscription Price"), discounts and premiums allowed. The Debentures will be paid in at sight, at the time of subscription, in Brazilian currency, by its Subscription Price, according to the settlement rules and procedures established by CETIP S.A. – Organized Markets (“CETIP”); (xii) Type: the Debentures will be unsecured, with no security interest or personal guarantee; (xiii) Collateral: Debentures will offer no collateral; (xiv) Placement and Distribution Procedure: Debentures will be subject to public offering with restricted placement efforts by the Lead Manager, under the Placement Agreement, and by the international placement agents, pursuant to a specific instrument to be executed;

(xv) Registration for Distribution and Trading at CETIP: the Debentures will be deposited for distribution in the primary market and trading in the secondary market by means of the Asset Distribution Module (Módulo de Distribuição de Ativos - MDA) and CETIP Module 21 – Bonds and Securities, respectively, both managed and made operational by CETIP, the distribution and trading of the Debentures are settled at CETIP and they are electronically held in custody also at CETIP; (xvi) Inflation Adjustment of the Face Value: the Face Value will not be adjusted by inflation; (xvii) Remuneration: a fixed interest, limited to the NTN-F 2021 rate (purchase rate) in the close of trading of the day before conclusion of the bookbuilding procedure, to be indicated in the Indenture will apply to the Face Value per Debenture or to its balance, as applicable, on a basis of two hundred and fifty-two (252) business days, on a pro rata daily basis, under compounded capitalization, to be calculated as specified in the Indenture ("Remuneration"); (xviii) Payment of Remuneration: the Remuneration will be paid every six months, and the first payment will be within six (6) months counting from the Issuance Date and the last payment will be on the Maturity Date or on the date established in the Indenture in case of declaration of early maturity; (xix) Payment Place: the payments related to the Debentures will be made by the Company following the procedures adopted by CETIP, as applicable. The payment for Debentures not kept in CETIP's custody will be made by the bookkeeping agent or at the head office of the Company, as provided in the Indenture; (xx) Renegotiation: the Debentures will not be subject to renegotiation; (xxi) Amortization: the Face Value will be amortized in full on the Maturity Date; (xxii) Optional Extraordinary Amortization: the Debentures may be amortized extraordinarily and in advance, as it may be regulated by National Monetary Council (“CMN”), under Law 12,431 and according to the rules to be defined in the Indenture; (xxiii) Optional Acquisition: the optional acquisition of Debentures in circulation will occur pursuant to article 55, paragraph 3, of the Brazilian Corporate Law, as regulated by the CMN, under Law 12,431 and according to the rules to be defined in the Indenture; (xxiv) Early Redemption: the Debentures may be settled earlier through redemption, as it may be regulated by CMN, under Law 12,431 and according to the rules defined in Indenture; (xxv) Early Maturity: the maturity date of the Company's obligations stated in the Indenture may be accelerated and they will become immediately enforceable in case of certain events that may include, without limitation, the ones below, as defined in the Indenture and pursuant to procedures set therein:  (a) failure to comply with monetary or non monetary obligations described in the Indenture; (b) any form of assignment, to third parties, of the obligations undertaken in the Indenture; (c) liquidation, dissolution or winding up of the Company; (d) breach that results in the early maturity of certain indebtedness agreements of the Company or any relevant controlled company; (e) adjudication of bankruptcy, voluntary bankruptcy petition, bankruptcy petition filed by third parties, or filing for court-supervised reorganization or out-of-court reorganization of the Company or any relevant controlled company; (f) transformation of the company corporate type; (g) reduction in the Company's capital as established in the Indenture;

(h) certain changes to the Company's corporate purpose; (i) proof that any statements made is false or incorrect; (j) failure to meet certain court decisions and/or arbitral decisions; (k) occurrence of certain corporate operations, such as spin-off, consolidation, merger or incorporation of the Company's shares; and (l) cancellation of the Debentures registration at the entity that allows the custody and trading of Debentures (“Early Maturity Events”); (xxvi) Charges on Arrears: if the Company fails to pay, on the maturity date, any of its pecuniary obligations related to the Debentures, interest for late payment of one percent (1%) per month, pro rata, will accrue until the date of the effective payment, and it will also pay a non-compensatory fine of two percent (2%) of the amount due, irrespective of notice, notification or written request of performance, judicial or extrajudicial; (xvvii) Allocation of Funds: the Issuance will take place under article 1, item I, of Law No. 12,431 so that the resources raised by the Company with the Issuance shall be exclusively invested in investment projects (including reimbursements, pursuant to the Law No 12.431), as to be described in the Indenture, included in the Company's investment plan (capex); and (xxviii) Other characteristics: the other characteristics of the Restricted Offering, the Issuance and the Debentures will be described in the Indenture.

4.3.3    Authorization to the Executive Board. To authorize the Company's Executive Board, subject to the legal provisions, to: (i) engage the Lead Manager and the international placement agents; (ii) engage other services providers within the scope of the Issuance, including without limitation, the bookkeeping agent, the settlement bank, the trustee, the legal counsels, the credit rating agency and CETIP, among others; (iii) negotiate and perform all acts required for the resolutions stated herein to be implemented, and enter into all documents and perform all acts for the Issuance and the Restricted Offering to be made, among others, the Indenture, the Distribution Agreement, any other instruments related to the Issuance, the Restricted Offering, and the Debentures and the addenda thereto; (iv) negotiate and establish the final terms and conditions of the documents of the Issuance, including the definition of Remuneration, in compliance with the maximum rate mentioned in item 4.3.2 (xvii), the Company's obligations, Early Maturity Events (including exceptions, cure periods, reference values, among others) and the statements to be made by the Company. The Board of Directors ratified all acts related to the Restricted Offering and the Debentures previously performed by the Company's Executive Board.

4.4          Termination of the Share Buyback Program. To approve the termination of the Share Buyback Program approved in the Meeting of the Board of Directors of the Company held on February 25, 2015 (the “2015.1 Share Buyback Program”). The 2015.1 Share Buyback Program determined the acquisition of up to the limit of 60,000,000 (sixty million) common shares during the period of two-hundred and forty (240) days, beginning on February 26, 2015 and ending on October 23, 2015. Since the 2015.1 Share Buyback Program approval date, the Company repurchased 43,710,127 (forty three million seven hundred and ten thousand one hundred twenty seven) common shares of its own issue, for the market prices in the acquisition moments, in the total amount of R$829,201,050.31. The repurchased shares shall be held in treasury for cancellation and/or subsequent disposition. As of the date hereof, the Company holds 35,243,488 (thirty five million two hundred forty three thousand four hundred eighty eight) common shares in treasury.

4.5          New Share Buyback Program. To approve, pursuant to Article 25, “u” of the Company’s Bylaws, Article 30, Paragraph 1, “b” of Law No. 6,404/79 and CVM Instruction No. 10/80, as amended, for the purpose of maximizing the value for the Company’s shareholders through an efficient management of the company’s resources, a new share buyback program, for maintenance in treasury and/or cancellation or subsequent disposition, during the next two-hundred and forty (240) days, ending on April 24, 2016, up to the limit of 60,000,000 (sixty million) common shares, and subject to the threshold of 10% of shares held in treasury, pursuant to Article 3 of the aforementioned CVM Instruction. As of the date hereof, there are 4,353,658,430 (four billion three hundred fifty three million six hundred fifty eight thousand four hundred and thirty) outstanding common shares issued by the Company pursuant to CVM Instruction No. 10/80. The acquisition shall be performed through a debit to the Capital Reserve account booked in the balance sheet as of December 31, 2014, up to the aggregate amount of eight hundred and fifty million reais (R$850,000,000.00), subject to the provisions of Articles 7 and 12 of CVM Instruction No. 10/80. The following financial institutions will act as brokers for this transaction: (i) Agora CTVM S/A, Praia de Botafogo, 300, Sala 601, E 301, Rio De Janeiro - RJ, CEP 22250-040, (ii) Brasil Plural CCTVM S/A, R. Surubim , 373 Térreo, Conjuntos 01 - Parte e 02 – Parte, São Paulo – SP, CEP 04571-050, (iii) Credit Suisse Brasil S.A. CTVM, R. Leopoldo Couto de Magalhães Junior, 700, 10° andar (Parte) e 12° a 14° andares (Partes), São Paulo – SP, CEP 04542-000, (iv) Deutsche Bank-CV S/A, Av. Brig. Faria Lima, 3900, 13º andar. (Pte), Ed. Birmann, 31, São Paulo – SP, CEP 04538-132, (v) Fator S.A. CV, R. Dr. Renato Paes De Barros, 1.017, 11° e 12° Andares, São Paulo – SP, CEP 04530-001, (vi) Icap Do Brasil CTVM Ltda., Av. das Américas, 3500, Andar 2, Sala 201, 202, 203, 204 Sala 205, 219 e 220, Rio De Janeiro - RJ, CEP 22640-102, (vii) Itaú CV S/A, Av. Faria Lima, 3500, 3º Andar, Parte, São Paulo – SP, CEP 04538-132, (viii) J.P. Morgan CCVM S.A., Av. Brig. Faria Lima, 3.729, 13º Andar (Parte), São Paulo – SP, CEP 04538-905, (ix) Merrill Lynch S/A CTVM, Av. Brig. Faria Lima, 3400, Conjunto 161, Parte A, São Paulo – SP, CEP 04538-132, (x) Renascença DTVM Ltda., Al. Santos, 1940, 12º Andar, São Paulo – SP, CEP 01418-102, (xi) Santander CCVM S/A, Av. Pres. Juscelino Kubitschek, 2041, 2235, Parte, 24º Andar, São Paulo – SP, CEP 04543-011, (xii) UBS Brasil CCTVM S/A, Av. Faria Lima , 4.440 7° Andar Parte, São Paulo – SP,CEP 04538-132, (xiii) XP Investimentos CCTVM S/A, Av. das Américas , 3434, Bloco 7, 2º Andar, Salas 201 a 208, Rio de Janeiro – RJ, CEP 22631-003, (xiv) Itau Securities Inc, 767 Fifth Avenue, 50th Floor, New York - NY 10153, (xv) Agora Securities Corp., Nova Iorque, 110 East 55th Street 18° Andar, New York, Zip Code 10022.

4.5.1 The Board of Directors determines the Executive Board to suspend trading until this resolution is disclosed as established in the Manual of Disclosure and Use of Information and Policy on Trading with Securities Issued by Ambev.

4.5.2 The Board of Directors hereby grants full power to the members of the Executive Board to take all action to take all actions required in order to implement the above mentioned resolution.

4.6          Nomination of Supply Executive Officer. According to Sections 21, letter d) and 35 of the Company’s Bylaws, to approve, effective as of September 1st, 2015, the nomination of Mr. Rodrigo Figueiredo de Souza, Brazilian, engineer, married, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 3rd floor, bearer of the ID 24.711.459-5 - SSP/SP and enrolled with the CPF under No. 200.176.968-79, to the position of Supply Executive Officer.  The new executive officer will be sworn into his respective position on September 1st, 2015, upon the execution of the instrument of investiture in the proper book, at which time he will execute a statement confirming that there is no impediment to his election to the Company’s Board of Executive Officers, and the term of his mandate shall expire on July 31, 2016.

4.6.1 Supply Executive Officer’s responsibilities. Pursuant to Section 35 of the Company’s Bylaws, the Board of Directors defines that it shall be the Supply Executive Officer’s responsibility to (a) manage and be responsible for the supply acquisition strategy of the Company; and (b) exercise the other prerogatives conferred upon it by the Board of Directors.

4.6.2 New Board of Executive Officers Composition as of September 1st, 2015.  In view of the abovementioned resolution, the Company’s Board of Executive Officers shall have the following composition as of September 1st, 2015: (i) Mr. Bernardo Pinto Paiva, as “Chief Executive Officer”; (ii) Mr. Nelson José Jamel, as “Chief Financial and Investor Relations Officer”; (iii) Mr. Pedro de Abreu Mariani, as “General Counsel and Corporate Affairs Executive Officer” (iv) Mr. Alexandre Médicis da Silveira, as “Sales Executive Officer”; (v) Mr. Marcel Martins Régis, as “Soft Drinks Executive Officer”; (vi) Mr. Flávio Barros Torres, as “Industrial Executive Officer”; (vii) Mr. Vinícius Guimarães Barbosa, as “Logistics Executive Officer”; (viii) Mr. Fabio Vieira Kapitanovas, as “People and Management Executive Officer”; (ix) Ms. Paula Nogueira Lindenberg, as “Marketing Executive Officer”; (x) Mr. Ricardo Rittes de Oliveira Silva as “Shared Services and Information Technology Executive Officer”; and (xi) Mr. Rodrigo Figueiredo de Souza as “Supply Executive Officer”.

5.        Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

Rio de Janeiro, August 28, 2015.

/s/Victorio Carlos De Marchi	/s/Carlos Alves de Brito
/s/Marcel Herrmann Telles	/s/Roberto Moses Thompson Motta
/s/Luis Felipe Pedreira Dutra Leite	/s/Álvaro Antonio Cardoso de Souza
/s/Paulo Alberto Lemann	/s/Antonio Carlos Augusto Ribeiro Bonchristiano
/s/Marcos de Barros Lisboa	/s/Pedro de Abreu Mariani Secretary

The securities mentioned herein will not be or have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer